

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

Allen Dodge
Chief Financial Officer
Heatwurx, Inc.
6041 South Syracuse Way, Suite 315
Greenwood Village, CO 80111

> **Re: Heatwurx, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 15, 2013**
> **File No. 333-184948**

Dear Mr. Dodge:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Fee Table

1.   We note that footnote (4) as written appears to exceed the scope of Rule 416; specifically, we note your reference to "other anti-dilution adjustments." Please revise the footnote to track the language of Rule 416.

Prospectus Cover Page

2.   We note your disclosure that the selling stockholders will sell at $3.00 per share until your shares "are quoted on the OTC Markets quotation service and thereafter at prevailing market prices...." Please revise to clarify the specific OTC Market tier on which your shares will become quoted.

Prospectus Summary, page 1

3.   In your Summary, where you discuss the need to raise additional funds, please revise to highlight that you anticipate the need to secure $4 million over the next 12 months to

meet your cash flow requirement and repay your secured debt, and that you have approximately $422,000 cash on hand and are spending approximately $250,000 per month, as you disclose on page 5. Further, this information should be disclosed at least as prominently as your disclosure concerning the proceeds raised in the preferred stock offerings in 2011 and 2012. Please revise accordingly.

Exhibit 5.1

4. We note your state of incorporation is Delaware. Please file an opinion that is not qualified to the corporate laws of the state of Nevada.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Ronald N. Vance